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                              May 25, 2022

       Sophie Tao
       Chief Executive Officer
       SPK Acquisition Corp.
       Room 368, 302 Buwei
       211 Fute North Road
       China (Shanghai) Pilot Free Trade Zone, 200131

                                                        Re: SPK Acquisition
Corp.
                                                            Form 8-K Filed May
25, 2022
                                                            File No. 001-40462

       Dear Ms. Tao:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed May 25, 2022

       Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 1

   1. Please amend the Form 8-K to state whether the audit committee, or the board of directors in the absence of an
audit committee, or authorized officer or officers, discussed with your independent accountant
the matters disclosed in the filing per Item 4.02(a)(3).
   2. Please disclose the date of the conclusion regarding the non-reliance of the financial statement that should
no longer be relied upon per Item 4.02(a)(1).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding the comments.
 Sophie Tao
SPK Acquisition Corp.
May 25, 2022
Page 2




FirstName LastNameSophie Tao         Sincerely,
Comapany NameSPK Acquisition Corp.
                                     Division of Corporation Finance
May 25, 2022 Page 2                  Office of Life Sciences
FirstName LastName